UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 11-K


(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
     For the fiscal year ended December 31, 1998.

                                       OR

[  ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
     OF 1934 [NO FEE REQUIRED]
     For the transition period from ________________________ to
     _____________________________

Commission file number 0-24100

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

     HOME FEDERAL SAVINGS BANK EMPLOYEES' SAVINGS AND PROFIT SHARING   PLAN

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                               HMN FINANCIAL, INC.
                               101 NORTH BROADWAY
                          SPRING VALLEY, MN  55975-0231

                              REQUIRED INFORMATION

     The financial statements filed as a part of the annual report of the plan include:

     1. Audited statements of net assets available for benefits as filed under the Employee Retirement Income Security Act of 1974, as amended ("ERISA");

     2. Audited statements of changes in net assets available for benefits as filed under ERISA.



































                                       -2-

[logo]
KPMG Peat Marwick LLP
4200 Norwest Center
90 South Seventh Street
Minneapolis, MN 55402


                          INDEPENDENT AUDITORS' REPORT

The Plan Administrator
Home Federal Savings Bank
 Employees' Savings & Profit Sharing Plan:

We have audited the accompanying statements of net assets available for benefits of the Home Federal Savings Bank Employees' Savings and Profit Sharing Plan (the Plan) as of December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998 and 1997, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The fund information in the statements of net asset available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                     /s/ KPMG Peat Marwick LLP

Minneapolis, Minnesota
June 15, 1999

[logo] Member Firm of KPMG International



HOME FEDERAL SAVINGS BANK
EMPLOYEES' SAVINGS & PROFIT SHARING PLAN

Financial Statements and Supplemental Schedules

December 31, 1998 and 1997

                          HOME FEDERAL SAVINGS BANK
                  EMPLOYEES' SAVINGS & PROFIT SHARING PLAN
               Statement of Net Assets Available for Benefits
                              December 31, 1998

                                   Participant Directed Funds
                 -----------------------------------------------------------
                              PSI                PSI
                          S&P MidCap           S&P 500             PSI
                             Stock              Stock            Stable
                             Index              Index             Value
                             Fund               Fund              Fund
----------------------------------------------------------------------------
Investments:
  Total investments at
   fair market value
   (total cost of
    $1,366,421)            $ 320,473         444,589         86,449

Contributions receivable:
  Employer                         0               0              0
  Employee                         0               0              0

----------------------------------------------------------------------------
     Net assets
      available for
      benefits             $ 320,473         444,589         86,449
----------------------------------------------------------------------------





                                   Participant Directed Funds
                ------------------------------------------------------------

                                  PSI            PSI            HMN
                                 Money          Bond        Financial,
                                Market         Market          Inc.
                                 Fund           Fund           Stock
----------------------------------------------------------------------------
Investments:
  Total investments at
   fair market value
   (total cost of
    $1,366,421)              $ 38,771          51,420         563,711

Contributions receivable:
  Employer                          0               0               0
  Employee                          0               0               0
---------------------------------------------------------------------------
    Net assets
     available for
      benefits               $ 38,771          51,420         563,711
---------------------------------------------------------------------------

See accompanying notes to financial statements.
                                    1





----------------------------------------------------------------------------

                            PSI              PSI          PSI
                        International       Income      Growth &
                            Stock            Plus        Income
                            Fund             Fund         Fund
----------------------------------------------------------------------------
Investments:
 Total investments at
 fair market value
 (total cost of
  $1,336,421)                   20,076        17,409       42,016

Contributions receivable:
  Employer                           0             0            0
  Employee                           0             0            0
---------------------------------------------------------------------------
   Net assets
    available
    for benefits                20,076        17,409       42,016
---------------------------------------------------------------------------





------------------------------------------------------------------------
                             PSI
                           Growth    Participant
                            Fund        Loans        Unallocated   Total
------------------------------------------------------------------------
Investments:
   Total investments at
     Fair market value
     (Total cost of
      $1,366,421)         10,922      13,125               0  1,608,961

Contributions receivable:
   Employer                    0           0           2,771      2,771
   Employee                    0           0          11,837     11,837
------------------------------------------------------------------------

   Net assets
    available for
    benefits              10,922      13,125          14,608  1,623,569
------------------------------------------------------------------------


                          HOME FEDERAL SAVINGS BANK
                  EMPLOYEES' SAVINGS & PROFIT SHARING PLAN
               Statement of Net Assets Available for Benefits
                              December 31, 1997



                                 Participant Directed Funds
                     ----------------------------------------------------
                            PSI               PSI
                        S&P MidCap          S&P 500          PSI
                           Stock             Stock         Stable
                           Index             Index          Value
                           Fund              Fund           Fund
-------------------------------------------------------------------------
Investments:
  Total investments at
  fair market value
  (total cost of
   $1,051,547)              $ 287,831      335,885       76,535

Contributions receivable:
  Employer                          0            0            0
  Employee                          0            0            0

------------------------------------------------------------------------
  Net assets
     available for
     benefits               $ 287,831      335,885       76,535

------------------------------------------------------------------------
See accompanying notes to financial statements.




                                  Participant Directed Funds
                    --------------------------------------------------------
                                  PSI          PSI           HMN
                                 Money        Bond       Financial,
                                Market       Market         Inc.
                                 Fund         Fund          Stock
---------------------------------------------------------------------------
Investments:
  Total investments at
  fair market value
  (total cost of $1,051,547)    $  25,954         41,998   827,112

Contributions receivable:
  Employer                              0              0         0
  Employee                              0              0         0

--------------------------------------------------------------------------
     Net assets
      available for
      benefits                  $  25,954         41,998   827,112
--------------------------------------------------------------------------

See accompanying notes to financial statements.

                                   3




-------------------------------------------------------------------------

                                  PSI         PSI
                             International Growth &     PSI
                                 Stock      Income    Growth
                                 Fund        Fund      Fund
 ------------------------------------------------------------------------
Investments
  Total investments at
   fair market value
   (total cost of $1,051,547)     20,762   2,572    2,577

Contributions receivable:
 Employer                              0       0        0
 Employee                              0       0        0
----------------------------------------------------------------------
    Net assets available
     for benefits                 20,762   2,572    2,577
----------------------------------------------------------------------




------------------------------------------------------------------------

                             Participant
                                Loans      Unallocated       Total

------------------------------------------------------------------------
Investments
  Total investments at
   fair market value
   (total cost of $1,051,547)     11,689       0         1,632,915


Contributions receivable:
 Employer                              0   4,416             4,416
 Employee                              0  18,931            18,931
------------------------------------------------------------------------
     Net assets available
      for benefits                11,689  23,347         1,656,262
------------------------------------------------------------------------


                          HOME FEDERAL SAVINGS BANK
                  EMPLOYEES' SAVINGS & PROFIT SHARING PLAN
          Statement of Changes in Net Assets Available for Benefits
                        Year ended December 31, 1998

                                  Participant Directed Funds
                        -------------------------------------------------
                                PSI             PSI          PSI
                            S&P MidCap        S&P 500      Stable
                            Stock Index     Stock Index     Value
                               Fund            Fund         Fund
-------------------------------------------------------------------------
Contributions:
  Employer                     $  14,071       17,579       3,033
  Employee                        61,330       76,259      12,432
  Rollover                           284          488      11,412
-------------------------------------------------------------------------
    Total contributions           75,685       94,326      26,877
-------------------------------------------------------------------------

Withdrawals                      (45,702)     (43,624)     (1,184)
-------------------------------------------------------------------------
Investment income:
  Unrealized appreciation
    (depreciation) on fair market
    value of investments          27,687       60,342       2,881
  Interest                           432          324          53
  Dividends                            0            0           0
  Realized gains (losses)         22,834       38,971       1,594
  Less asset management fees      (1,640)      (1,970)       (405)
-------------------------------------------------------------------------

     Net investment
      income (loss)               49,313       97,667       4,123
-------------------------------------------------------------------------

Transfers among funds            (46,654)     (39,665)    (19,902)
-------------------------------------------------------------------------

Increase (decrease) in net
  assets available for
  plan benefits                   32,642      108,704       9,914

Beginning of year                287,831      335,885      76,535
-------------------------------------------------------------------------

End of year                    $ 320,473      444,589      86,449
-------------------------------------------------------------------------




                                     Participant Directed Funds
                            ---------------------------------------------
                                      PSI       PSI
                                     Money     Bond          HMN
                                     Market    Market    Financial, Inc.
                                     Fund      Fund         Stock
-------------------------------------------------------------------------
Contributions:
  Employer                       $   6,819      2,739       16,159
  Employee                          24,514     11,526       71,280
  Rollover                               0          0       15,652
-------------------------------------------------------------------------
    Total contributions             31,333     14,265      103,091
-------------------------------------------------------------------------
Withdrawals                         (1,666)      (981)     (78,215)
-------------------------------------------------------------------------
Investment income:
  Unrealized appreciation
    (depreciation) on fair market
    value of investments              (813)     4,483     (443,451)
  Interest                               9          9        1,745
  Dividends                          1,797          0        8,034
  Realized gains (losses)              952      1,582       11,876
  Less asset management fees           (94)      (262)      (3,300)
-------------------------------------------------------------------------
     Net investment
      income (loss)                  1,851      5,812     (425,096)
-------------------------------------------------------------------------
Transfers among funds              (46,654)    (9,674)     136,819
-------------------------------------------------------------------------
Increase (decrease) in net
  assets available for
  plan benefits                     12,817      9,422     (263,401)

Beginning of year                   25,954     41,998      827,112
-------------------------------------------------------------------------
End of year                       $ 38,771     51,420      563,711
-------------------------------------------------------------------------
See accompanying notes to financial statements.

                                       5

                      ---------------------------------------------------
                                  PSI            PSI            PSI
                             International     Income        Growth &
                                 Stock          Plus          Income
                                 Fund           Fund           Fund
-------------------------------------------------------------------------
Contributions:
 Employer                          948            140          544
 Employee                        4,041            560        2,316
 Rollover                          193         13,028        9,789
-------------------------------------------------------------------------
   Total contributions           5,182         13,728       12,649
-------------------------------------------------------------------------
Withdrawals                       (174)             0       (2,103)
-------------------------------------------------------------------------
Investment income:
 Unrealized appreciation
  (depreciation) on fair market
  value of investments           3,517          1,083        3,816
 Interest                            0              0            0
 Dividends                           0              0            0
 Realized gains (losses)            13              0          155
 Less asset management fees       (117)           (65)        (203)
------------------------------------------------------------------------
     Net investment
      income (loss)              3,413          1,018        3,768
------------------------------------------------------------------------
Transfers among funds           (9,107)         2,663       25,130
------------------------------------------------------------------------
Increase (decrease) in net
 assets available for
 plan benefits                    (686)        17,409       39,444

Beginning of year               20,762              0        2,572
------------------------------------------------------------------------
End of year                     20,076         17,409       42,016
------------------------------------------------------------------------





                       ----------------------------------------------------
                           PSI
                         Growth     Participant
                          Fund         Loans       Unallocated      Total
---------------------------------------------------------------------------
Contributions:
 Employer                        904        0      2,771        65,707
 Employee                      4,790        0     11,837       280,885
 Rollover                      1,646        0          0        52,492
---------------------------------------------------------------------------
   Total contributions         7,340        0     14,608       399,084
---------------------------------------------------------------------------
Withdrawals                   (2,178)       0          0      (175,827)
---------------------------------------------------------------------------
Investment income:
 Unrealized appreciation
  (depreciation) on fair
  market value of
  investments                  1,626        0          0      (338,829)
Interest                           0        0          0         2,572
Dividends                          0        0          0         9,831
Realized gains (losses)          626        0          0        78,603
Less asset management fees       (71)       0          0        (8,127)
---------------------------------------------------------------------------
     Net investment
      income (loss)            2,181        0          0      (255,950)
---------------------------------------------------------------------------
Transfers among funds          1,002    1,436    (23,347)            0
---------------------------------------------------------------------------
Increase (decrease) in net
 assets available for
 plan benefits                 8,345    1,436     (8,739)      (32,693)

Beginning of year              2,577   11,689     23,347     1,656,262
---------------------------------------------------------------------------
End of year                   10,922   13,125     14,608     1,623,569
---------------------------------------------------------------------------

                          HOME FEDERAL SAVINGS BANK
                  EMPLOYEES' SAVINGS & PROFIT SHARING PLAN
          Statement of Changes in Net Assets Available for Benefits
                        Year ended December 31, 1997


                               Participant Directed Funds
                 ------------------------------------------------------------
                                    PSI           PSI         PSI
                                S&P MidCap      S&P 500     Stable
                                Stock Index   Stock Index    Value
                                   Fund          Fund        Fund
-----------------------------------------------------------------------------
Contributions:
  Employer                       $  12,392       12,903       2,825
  Employee                          53,036       54,201      11,354
  Rollover                           2,081        2,081         283
-----------------------------------------------------------------------------
    Total contributions             67,509       69,185      14,462
-----------------------------------------------------------------------------

Withdrawals                        (12,973)      (6,531)        (21)
-----------------------------------------------------------------------------

Investment income:
  Unrealized appreciation
    (depreciation) on fair market
    value of investments            50,208       64,883      18,653
  Interest                               0            0           0
  Dividends                          5,097        3,098           0
  Realized gains (losses)            8,050       13,982     (13,127)
  Less asset management fees        (1,097)      (1,507)       (425)
-----------------------------------------------------------------------------
     Net investment
      income                        62,258       80,456       5,101
-----------------------------------------------------------------------------
Transfers among funds               14,290      (21,956)    (20,549)
-----------------------------------------------------------------------------
Increase (decrease) in net
  assets available for
  plan benefits                    131,084      121,154      (1,007)

Beginning of year                  156,747      214,731      77,542
-----------------------------------------------------------------------------

End of year                      $ 287,831      335,885      76,535
-----------------------------------------------------------------------------

See accompanying notes to financial statements.

                                     Participant Directed Funds
                     --------------------------------------------------------
                                  PSI            PSI
                                 Money          Bond              HMN
                                Market         Market       Financial, Inc.
                                 Fund           Fund             Stock
----------------------------------------------------------------------------
Contributions:
  Employer                    $  4,945          1,762            8,101
  Employee                      18,973          7,191           37,531
  Rollover                         362             63            1,137
----------------------------------------------------------------------------
    Total contributions         24,280          9,016           46,769
----------------------------------------------------------------------------
Withdrawals                        (13)           (88)          (2,431)
----------------------------------------------------------------------------
Investment income:
  Unrealized appreciation
   (depreciation) on fair market
   value of investments         10,611         10,904          316,272
  Interest                       1,595          1,848            1,696
  Dividends                          0              0                0
  Realized gains (losses)      (10,602)        (6,383)           4,514
  Less asset management fees       (95)          (275)          (1,157)
----------------------------------------------------------------------------
   Net investment
    income                       1,509          6,094          321,325
----------------------------------------------------------------------------
Transfers among funds          (26,891)       (18,027)          89,730
----------------------------------------------------------------------------
Increase (decrease) in net
  assets available for
  plan benefits                 (1,115)        (3,005)         455,393
Beginning of year               27,069         45,003          371,719
----------------------------------------------------------------------------
End of year                  $  25,954         41,998          827,112
----------------------------------------------------------------------------
See accompanying notes to financial statements.


                                     7

                       --------------------------------------------------
                               PSI              PSI
                          International      Growth &       PSI
                              Stock           Income      Growth
                              Fund             Fund        Fund
-------------------------------------------------------------------------
Contributions:
 Employer                         292           39          41
 Employee                       1,189          157         164
 Rollover                           0            0           0
-------------------------------------------------------------------------
   Total contributions          1,481          196         205
-------------------------------------------------------------------------
Withdrawals                         0            0           0
-------------------------------------------------------------------------
Investment income:
 Unrealized appreciation
  (depreciation) on fair market
  value of investments         (1,058)          81          78
 Interest                           0            0           0
 Dividends                          0            0           0
 Realized gains (losses)            0            0           0
 Less asset management fees       (46)         (10)        (11)
------------------------------------------------------------------------
   Net investment income       (1,104)          71          67
------------------------------------------------------------------------
Transfers among funds          20,385        2,305       2,305
------------------------------------------------------------------------

Increase (decrease) in
  net assets available
  for plan benefits            20,762        2,572       2,577
Beginning of year                   0            0           0
------------------------------------------------------------------------
End of year                $   20,762        2,572       2,577
------------------------------------------------------------------------





                         ---------------------------------------------------

                            Participant
                               Loans        Unallocated          Total
----------------------------------------------------------------------------
Contributions:
 Employer                           0            4,416        47,716
 Employee                           0           18,931       202,727
 Rollover                           0                0         6,007
---------------------------------------------------------------------------
 Total contributions                0           23,347       256,450
---------------------------------------------------------------------------
Withdrawals                         0                0       (22,057)
---------------------------------------------------------------------------
Investment income:
 Unrealized appreciation
  (depreciation) on fair market
  value of investments              0                0       470,632
 Interest                           0                0         5,139
 Dividends                          0                0         8,195
 Realized gains (losses)            0                0        (3,566)
 Less asset management fees         0                0        (4,623)
---------------------------------------------------------------------------
      Net investment income         0                0       475,777
---------------------------------------------------------------------------
Transfers among funds           6,758          (48,350)            0
---------------------------------------------------------------------------
Increase (decrease) in
  net assets available for
  plan benefits                 6,758          (25,003)      710,170

Beginning of year               4,931           48,350       946,092
---------------------------------------------------------------------------
End of year                    11,689           23,347     1,656,262
---------------------------------------------------------------------------

See accompanying notes to financial statements.

                          HOME FEDERAL SAVINGS BANK
                  EMPLOYEES' SAVINGS & PROFIT SHARING PLAN
                        Notes to Financial Statements
                         December 31, 1998 and 1997

(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF PRESENTATION
     The accompanying financial statements have been prepared on the accrual basis of accounting.

     CUSTODIAN OF INVESTMENTS
     Bank of New York is the trustee and custodian of all Plan assets.

     PLAN ADMINISTRATION
     Home Federal Savings Bank (the Company) is the administrator of the Plan and Pentegra Services, Inc. performs the participant accounting.

     VALUATION OF INVESTMENTS
     Investments are stated at their fair market value. Investments in mutual funds or commingled trusts are valued using daily net asset value calculations performed by the funds and published by the National Association of Securities Dealers. Investments in common stock are valued at the quoted market price. Participant notes are valued at cost which approximates fair value.

     Purchases and sales of securities are recorded on a trade date basis. Net realized gains or losses are recognized by the Plan upon the sale of its investments or portions thereof based on average cost.

     COSTS AND EXPENSES
     Asset management fees ranging between 38 and 85 basis points are assessed annually on average net asset values and are deducted from the individual funds. In addition, the Company paid participant accounting fees totaling $5,427 and $5,100 in 1998 and 1997, respectively.

(2)  DESCRIPTION OF THE PLAN

     The following description of the Plan provides only general information. Participants should refer to the Summary Plan Description for more complete information.

     GENERAL
     The Plan is a defined contribution plan, qualified under section 401(a) of the Internal Revenue Code. The Plan includes 401(k) provisions which allow participants to direct the Company to contribute a portion of their compensation to the Plan on a pretax basis through payroll deductions. The Plan is subject to the Employee Retirement Income Security Act of 1974 (ERISA).

     Company employees who have attained the age of 21 are eligible to participate in the Plan if during the one month period following the date of employment (or any anniversary thereof) the employee completes 83 1/3 or more hours of service.

     FUNDING POLICY
     Participants have had the ability to contribute up to 12% of their monthly compensation on a pretax basis to the Plan. Participant contributions are subject to the Internal Revenue Service maximum annual limits of $10,000 and $9,500 during 1998 and 1997, respectively. The Company matches 25% of each participant's contribution not in excess of 8% of the participant's annual salary.

     The Company may, in its sole discretion, contribute to the Plan an amount to be determined from year to year (the Non-Elective Contribution). Such contributions would be allocated to the accounts of participants in the ratio that each participant's compensation for the plan year bears to the total compensation of all participants for the plan year. There were no such contributions during 1998 or 1997.

     PARTICIPANT ACCOUNTS
     Each participant's account is credited with the participant's contribution and allocations of the Company's contribution and Plan earnings. Allocations are based on participant contributions or account balances, as defined.

     VESTING
     Participants are immediately vested in their contributions and the actual earnings thereon. Participants must be employed on December 31 of the plan year to be entitled to the Company's match for the year. Employees hired prior to January 1, 1997 are immediately vested in the employer contributions at December 31 of the plan year. Employees hired January 1, 1997 and thereafter are subject to 5 year cliff vesting for the employer matching contribution. Forfeited amounts for 1998 totaled $8,882, and are used to reduce future employer match obligations. Employer match amounts not vested at December 31, 1998 totaled $17,010.

     PARTICIPANT LOANS
     Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan terms range from 1-5 years, except loans used to purchase a primary residence may have a term up to 15 years. All loans are secured by the balance in the participant's account and bear interest at a rate equal to the prime rate plus 1%. Principal and interest payments must be made monthly.

     DISTRIBUTIONS
     Upon termination of employment for any reason the participant's account balance becomes fully payable.

     PARTICIPATING EMPLOYERS
     The Company is a member of a controlled group of corporations as defined in Section 414(b) of the Internal Revenue Code. No members of the group other than the Company participated in the Plan prior to 1996. Employees of HMN Mortgage Services, Inc. began participating in 1998. The contributions to the Plan for each employer participating in the Plan during 1998 and 1997 were as follows:

                            1998                           1997
                ------------------------------  -----------------------------
                 Employer  Employee   Rollover  Employer  Employee   Rollover
                 --------  --------   --------  --------  --------   --------
Home Federal
  Savings Bank    $53,496   217,246   47,220    45,772  194,954      6,007
HMN Mortgage
  Services, Inc.   10,062    54,254    4,704
Osterud Insurance
  Agency, Inc.      2,149     9,385        0     1,944    7,773          0
                   ------   -------   ------    ------  -------     ------
                  $65,707   280,885   51,924    47,716  202,727      6,007
                 ========  ========   ======    ======  =======     ======

(3)  PLAN TERMINATION

     The Company, by action of its board of directors, may terminate the Plan. All participants at the time of such termination shall be 100% vested in their accounts and shall be entitled to a benefit equal to the value of their accounts as determined as of the valuation date following termination.

(4)  DESCRIPTION OF INVESTMENT OPTIONS

     Participant contributions are invested by the Plan Trustee in accordance with participant elections, in one or more of the investment options the Plan offers in increments of 1%.


     Pentegra Services Inc. (PSI) S&P MidCap Stock Index Fund -
     ---------------------------------------------------------
     The fund invests in the stocks that make up the Standard & Poor's MidCap 400 Index. The fund is designed to approximate the total return of the S&P MidCap 400 Index, including reinvestment of dividends. This fund was available in 1998 and 1997.

     PSI S&P 500 Stock Index Fund -
     ----------------------------
     The fund invests in the stocks that make up the Standard & Poor's 500 Index. The fund is designed to approximate the total return of the S&P 500 Index, including reinvestment of dividends. This fund was available in 1998 and 1997.

     PSI Stable Value Fund -
     ---------------------
     The fund invests in a diversified portfolio of fixed income securities with high quality ratings by major rating services such as Moody's Investors Service and Standard & Poor's. This fund was available in 1998 and 1997.

     PSI Money Market Fund -
     ---------------------
     The fund invests primarily in AAA short-term securities issued by corporations. The average range of weighted portfolio maturities varies from one to ninety days with most securities held to maturity. This fund was available in 1998 and 1997.

     PSI Bond Market Fund -
     --------------------
     The fund invests in a portfolio of high quality bonds including U.S. Treasury, agency, corporate, mortgage and asset backed securities. This fund was available in 1998 and 1997.

     HMN Financial, Inc. Stock - The fund invests in the common stock of HMN
     -------------------------
     Financial, Inc., the Holding Company of Home Federal Savings Bank. Three to six percent of the fund is maintained in a Short Term Investment Fund for liquidity purposes. This fund was available in 1998 and 1997.

     PSI International Stock Fund -
     -----------------------------
     The fund invests in foreign stocks in countries based in Europe, Australia and the Far East. The fund is designed to approximate the performance of the Morgan Stanley Capital International (MSCI) EAFE (Europe, Australia, Far East) Index. This fund has been available since June 1997.

     PSI Asset Allocation Funds -
     --------------------------
          PSI Income Plus Fund - The fund invests in a broad range of stable value securities to reduce short term risk, and in a broad range of large U.S. and international companies to capture growth potential. This fund has been available since June 1997.

          PSI Growth & Income Fund - The fund invests in U.S. and international stock, U.S. bonds, and stable value investments to pursue long term appreciation and short term stability. This fund has been available since June 1997.

          PSI Growth Fund - The fund invests in a broad range of domestic and international stock. This fund has beeen available since June 1997.

(5)  NUMBER OF PARTICIPANTS

     The number of participants in each investment option as of December 31, 1998 and 1997 were as follows:

                                         1998    1997
                                       ------ -------
          HMN Financial, Inc. Stock        87      78
          Participant Loans                 6       7
          PSI S&P MidCap Stock Index Fund  93      92
          PSI S&P 500 Stock Index Fund    103      95
          PSI Stable Value Fund            32      33
          PSI Money Market Fund            17      17
          PSI Bond Market Fund             27      35
          PSI International Stock Fund     18      11
          PSI Income Plus Fund              2       0
          PSI Growth & Income Fund         12       1
          PSI Growth Fund                  11       2

     The total number of participants in the Plan were 144 and 111 at December 31, 1998 and 1997, respectively. In December 1997, the Bank purchased Marshalltown Savings Bank (MSB) of Marshalltown, Iowa. MSB maintained two branches in Marshalltown and one branch in Toledo, Iowa. Full time employees at the three branches became eligible to participate in the Plan on February 1, 1998.

(6) INVESTMENTS

    The following investments equal or exceed 5% of net assets available for plan benefits at December 31, 1998 or 1997:

                                                       December 31,
                                             --------------------------
                                                1998           1997
                                             --------------------------
                                                Fair           Fair
                                               market         market
    Description                                value          value
     ------------------------------------------------------------------
    PSI S&P MidCap Stock Index Fund          320,473        287,831
    PSI S&P 500 Stock Index Fund             444,589        335,885
    PSI Stable Value Fund                     86,449           **
    HMN Financial, Inc. Stock                563,711        827,112

    ** Not applicable in 1997. Fund is less than 5% of net assets.

(7)  INCOME TAX STATUS

   The Internal Revenue Service determined and informed the Company by a letter dated May 11, 1994, that the Plan and related trust, as then designed, were in compliance with the provisions of 401(a) of the Internal Revenue Code (IRC) and were thereby exempt from federal income taxes under Section 501(a) of the code. The Plan has been amended in its entirety since receiving the determination letter. However, the Plan administrator and the third party administrator believe that the Plan is designed and is being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

   An employee's pretax contributions under the Plan will reduce the participant's taxable income for federal and state income tax purposes. Each participant's portion of earnings from investments made with contributions under the Plan, generally, are not taxable until distributed or withdrawn.

(8)  PARTY-IN-INTEREST TRANSACTIONS

   The Plan engages in investment transactions involving the acquisition or disposition of HMN Financial, Inc. common stock. HMN Financial, Inc. is the holding company of Home Federal Savings Bank and is a party-in-interest. These transactions are covered by an exemption from the "prohibited transactions" provisions of ERISA and the IRC.

                          HOME FEDERAL SAVINGS BANK
                  EMPLOYEES' SAVINGS & PROFIT SHARING PLAN

         Item 27a - Schedule of Assets Held for Investment Purposes

                              December 31, 1998

                                          Net
                                         Asset                    Fair
                                         Value                   market
     Description             Units     Per Unit      Cost         value
------------------------------------------------------------------------
S&P MidCap Stock Index Fund 12,915.18     24.8137    214,050     320,473
S&P 500 Stock Index Fund    12,404.15     35.8420    256,651     444,589
Stable Value Fund           10,530.54      8.2093     78,341      86,449
Money Market Fund            6,328.88      6.1261     38,453      38,771
Bond Market Fund             6,389.19      8.0480     41,041      51,420
International Stock Fund     1,826.79     10.9895     17,663      20,076
Income Plus Fund             1,536.71     11.3288     16,326      17,409
Growth & Income Fund         3,507.80     11.9778     38,129      42,016
Growth Fund                    846.64     12.8999      9,229      10,922
*HMN Financial, Inc. Stock  50,655.67     11.1283    643,413     563,711
Participant Loans
  (9.25% to 9.50%)          13,125.05      1.0000     13,125      13,125
------------------------------------------------------------------------
        Total investments                          1,366,421   1,608,961
------------------------------------------------------------------------

*Party-in-interest

See accompanying independent auditors' report.

                          HOME FEDERAL SAVINGS BANK
                  EMPLOYEES' SAVINGS & PROFIT SHARING PLAN

             Item 27-d - Schedule of Reportable 5% Transactions

               Series of Transactions (Involving One Security)
            Which Exceed 5% of Net Assets Available for Benefits

                        Year ended December 31, 1998

                  Total   Total dollar   Total       Total       Total
Description     Number of   value of   Number of dollar value   cost of  Net
 of asset       purchases   purchases    sales     of sales      sales  gain
-----------------------------------------------------------------------------
S&P MidCap
 Stock Index
  Fund                25      87,080        38      104,959   82,125  22,834

S&P 500 Stock
 Index Fund           26     104,301        36       94,910   55,939  38,971

*HMN Financial,
  Inc. Stock          36     255,281        30       87,106   75,230  11,876

*Party-in-interest

There were no individual transactions for the year ended December 31, 1998 that exceeded 5% of net assets available for benefits.

See accompanying independent auditors' report.

                                 SIGNATURES


THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                         HOME FEDERAL SAVINGS BANK EMPLOYEES'
                          SAVINGS AND PROFIT SHARING PLAN


Date:     June 28, 1999       By:  /s/ Michael McNeil
                                   --------------------------
                                   Michael McNeil
                         Title:    President,
                                   Home Federal Savings Bank



                                EXHIBIT INDEX


Exhibit
Number
-------
   23          Consent of KPMG Peat Marwick LLP,
               certified public accountants

                                 Exhibit 23
                      Consent of KPMG Peat Marwick LLP